FORTUNE VACATION TRAVEL LTD.
21-2-6-1 JinHaiHua YuanDongYuan
XiGangQu, DaLian
LiaoNing, China 116000
Tel:  86-130-5050-0108

October 8, 2012

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Fortune Vacation Travel Ltd.
Form S-1 Registration Statement
Registration No. 333-170818

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Fortune Vacation Travel Ltd. (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on November 24, 2010, and all amendments thereto, be withdrawn.

The Company confirms that no securities have been offered, sold or issued by it in connection with its Form S-1 registration statement.

Yours truly,

Fortune Vacation Travel Ltd.

BY:	ZHIHUA ZHANG
Zhihua Zhang
President, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Secretary/Treasurer and sole member of the Board of Directors cc: Conrad C. Lysiak